Exhibit 99.5

ENERFLEX LTD.

Mailing List Request Form

TO: NON-REGISTERED SHAREHOLDERS OF ENERFLEX LTD.

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related Management’s Discussion and Analysis (“MD&A”) by mail or electronic delivery, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related MD&A by mail.

☐	Mark this box if you wish to receive interim financial statements and related MD&A by electronic delivery.

☐	Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report by mail.

☐	Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report by electronic delivery.

If you choose not to receive this information by mail or electronic delivery, it will still be available to you on SEDAR at www.sedar.com and on our website at www.enerflex.com.

As long as you remain a shareholder you will receive a letter like this each year and will be required to renew your request to receive financial statements for the applicable financial year. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or 416-682-3860 or at https://www.tsxtrust.com/investor-services-inquiry-form

PLEASE PRINT

Name:

Address:

Postal/Zip Code:

E-mail Address:

Date:	Signature:

CUSIP:	29269R105 – Common Shares

Please mail a completed form to:	TSX Trust Company Attn: Account Maintenance 301 – 100 Adelaide Street West Toronto, ON M5H 4H1

Or by fax to:	1-866-486-7660